SECURITIES AND EXCHANGE COMMISSION

               Washington, D.C. 20549

                      FORM 11-K

(Mark One)

  [ X ]       ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE
              REQUIRED]

              For the fiscal year ended:  July 31, 1993

                         OR

  [   ]       TRANSITION REPORT PURSUANT TO SECTION
              15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
              [NO FEE REQUIRED]

              For the transition period from _____  to _____


           Commission file number:  1-4423

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

               HEWLETT-PACKARD COMPANY
        TAX SAVING CAPITAL ACCUMULATION PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               HEWLETT-PACKARD COMPANY
                 3000 Hanover Street
                 Palo Alto, CA 94304

                REQUIRED INFORMATION


Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Index to Financial Statements

	                                                          Page

Report of Independent Accountants                        	    1

(a) Financial Statements

    Statement of Net Assets Available for Benefits
      at July 31, 1993 and July 31, 1992                       	    2

    Statement of Changes in Net Assets Available for Benefits
      for the Years Ended July 31, 1993 and 1992               	    3

    Fund Level Statement of Net Assets Available for Benefits
      at July 31, 1993 and 1992                               	   4-5

    Fund Level Statement of Changes in Net Assets Available
      for Benefits for the Years Ended July 31, 1993 and 1992 	   6-7

    Notes to Financial Statements                            	   8-11

Additional Information

Schedule I - Assets Held for Investment at July 31, 1993	    12

Schedule II - Transactions Occurring During the Year Ended
              July 31, 1993 Which Were in Excess of 5% of the
              Current Value of Plan Assets as of the Beginning
              of the Year (August 1, 1992)                  	    13

Note: Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(b)  Exhibits:

     1.  Hewlett-Packard Company Tax Saving
         Capital Accumulation Plan, as Amended and
         Restated Effective November 1, 1988,
         which was filed as Exhibit 4A to
         Registrant's Post-Effective Amendment No.
         3 to Form S-8 Registration Statement No.
         2-92331, and which is incorporated herein by reference.

     2.  Description of Tax Saving Capital
         Accumulation Plan included in the 1993
         Edition of "Your Hewlett-Packard Benefits
         Summary" booklet which is distributed to employees of Hewlett-Packard Company and its U.S. subsidiaries.

     3.  Consent of Independent Accountants.

                     SIGNATURES

          The Plan.     Pursuant to the requirements of
     the Securities Exchange Act of 1934, the trustees
     (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                       HEWLETT-PACKARD COMPANY
                       TAX SAVING CAPITAL ACCUMULATION PLAN





                       /s/ Ann O. Baskins
                       ------------------
                       Ann O. Baskins
                       Assistant Secretary and
                         Managing Counsel,
                       Hewlett-Packard Company, Plan Administrator


Date:  January 25, 1994


                      Report of Independent Accountants





To the Participants and Administrator of the Hewlett-Packard Company Tax Saving
Capital Accumulation Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Hewlett-Packard Company (the Company) Tax
Saving Capital Accumulation Plan at July 31, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse
San Francisco, California
September 24, 1993



Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Statement of Net Assets Available for Benefits
(In thousands)


                                                	    July 31,
                                             	      	1993       1992


Assets:
  Investments:
     Hewlett-Packard Company Common Stock
       (Cost: $209,316 and $195,803 at July 31, 1993
         and July 31, 1992, respectively)             $  300,524    $311,273
     Fidelity Magellan Fund
       (Cost: $445,231 and $324,754 at July 31, 1993
         and July 31, 1992, respectively)        	 471,609     319,820
     Fidelity U.S. Equity Index Portfolio
       (Cost: $40,530 and $21,754 at July 31, 1993
         and July 31, 1992, respectively)         	  42,800      22,893
     Fidelity Intermediate Bond Fund
       (Cost: $45,889 and $27,895 at July 31, 1993
         and July 31, 1992, respectively)         	  47,274      28,690
     Fidelity Retirement Money Market Portfolio
       (Cost: $131,780 and $105,886 at July 31, 1993
         and July 31, 1992, respectively)        	 131,780     105,886
     Fidelity Institutional Cash Portfolio Money Market
       (Cost: $23,873 and $21,678 at July 31, 1993
         and July 31, 1992, respectively)         	  23,873      21,678
     Fidelity U.S. Government Reserves Portfolio
       (Cost: $4,008 and $874 at July 31, 1993
         and July 31, 1992, respectively)                  4,008         874
  Loans receivable from participants          		  57,087      46,523
                                                      ----------    --------

      Total assets held for investment        	       1,078,955     857,637

  Receivables:
    Receivable from Hewlett-Packard Company               15,664      13,896
    Due from brokers for securities sold                     537       1,898
    Miscellaneous receivables                      	     892          74
                                                      ----------    --------

      Total assets                            	       1,096,048     873,505
                                                      ----------    --------

Liabilities:
  Due to brokers for securities purchased        	     935
  Administrative expenses payable                            174         151
  Miscellaneous payables                                   		 279
                                                      ----------    --------


      Total liabilities                                    1,109         430
                                                      ----------    --------

        Net assets                                    $1,094,939    $873,075
                                                      ==========    ========


  The accompanying notes are an integral part of these financial statements.

                                                       -2-



Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits
(In thousands)


              		                             	  For the year ended
                        		                   	July 31,
                                        	  	    1993       1992


Contributions:
  Employees                                  		   $96,853     $82,618
  Company                                     		    29,483      26,214
  Non-cash                                    		    28,372      22,195

Investment income:
  Net appreciation in fair value
  of investments:
     Hewlett-Packard Company Common Stock          	       102      83,581
  Net investment gain from registered
  investment companies:
     Fidelity Magellan Fund                     	    79,232      34,964
     Fidelity U.S. Equity Index Portfolio                    2,690       1,746
     Fidelity Intermediate Bond Fund             	     3,947       2,251
  Loan interest income                         		     3,907       3,573
  Interest income                              		     3,993       4,999
  Dividend income                              		     3,681       2,845
Transfer from Avantek, Inc.
  Profit-Sharing Investment Plan			    21,502        ---
                                                        ----------    --------

     Total additions                           		   273,762     264,986

Amounts paid to participants                		    48,881      70,356
Loans deemed repaid due to termination       		     2,117       2,812
Administrative expenses                        		       900         818
                                                        ----------    --------

      Total deductions                           	    51,898      73,986

      Net additions                           		   221,864     191,000

Net assets allocated to participants:

      Beginning of year                                    873,075     682,075
                                                        ----------    --------

      End of year                                       $1,094,939    $873,075
                                                        ==========    ========


  The accompanying notes are an integral part of these financial statements.

                                                       -3-




Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Fund Level Statement of Net Assets Available for Benefits
July 31, 1993
(In thousands)



                                           Stock       Equity      Equity Index    Bond     Money Market   Loan          Total
Assets:
Investments:
  Hewlett-Packard Company
    Common Stock                         $300,524                                                                     $  300,524
  Fidelity Magellan Fund                              $471,609                                                           471,609
  Fidelity U.S. Equity Index Portfolio                              $42,800                                               42,800
  Fidelity Intermediate Bond Fund                 	                        $ 47,274                                  47,274
  Fidelity Retirement Money
    Market Portfolio                                         				      $131,780            	 131,780
  Fidelity Institutional Cash
    Portfolio Money Market                 23,873                                                                         23,873
  Fidelity U.S. Government
    Reserves Portfolio                      4,008                                                                          4,008
Loans receivable from participants                                                                         $57,087        57,087
                                         --------     --------      -------      -------      --------     -------    ----------
  Total assets held for
    investment                            328,405      471,609       42,800       47,274       131,780      57,087     1,078,955


Receivables:
  Receivable from Hewlett-
    Packard Company                         3,464        7,978        1,059          925         2,238                    15,664
  Due from brokers for
    securities sold                           537                                                                            537
  Miscellaneous receivables                   892                                                                            892
  Fund transfer to be made                (18,859)      12,175        1,671        1,432         3,581                         0
                                         --------     --------      -------      -------      --------     -------    ----------

        Total assets                      314,439      491,762       45,530       49,631       137,599      57,087     1,096,048
                                         --------     --------      -------      -------      --------     -------    ----------



Liabilities:
  Due to brokers for
    securities purchased                      935                                                                            935
  Administrative expenses payable              35           54            8           14            63                       174
                                         --------     --------      -------      -------      --------     -------    ----------

        Total liabilities                     970           54            8           14            63           0         1,109
                                         --------     --------      -------      -------      --------     -------    ----------

          Net assets                     $313,469     $491,708      $45,522      $49,617      $137,536     $57,087    $1,094,939
                                         ========     ========      =======      =======      ========     =======    ==========


  The accompanying notes are an integral part of these financial statements.

                                                       -4-




Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Fund Level Statement of Net Assets Available for Benefits
July 31, 1992
(In thousands)



                                           Stock       Equity      Equity Index    Bond     Money Market   Loan          Total
Assets


Investments:
  Hewlett-Packard Company
    Common Stock                          $311,273                                                                      $311,273
   Fidelity Magellan Fund                              $319,820                                                          319,820
   Fidelity U.S. Equity
     Index Portfolio                                                $ 22,893                                              22,893
   Fidelity Intermediate Bond Fund                                                $ 28,690                                28,690
   Fidelity Retirement Money
     Market Portfolio                                                                         $105,886                   105,886
   Fidelity Institutional Cash
     Portfolio Money Market                 21,678                                                                        21,678
   Fidelity U.S. Government
     Reserves Portfolio                        874                                                                           874
Loans receivable from participants                                                                         $ 46,523       46,523
                                          ________     ________     ________     ________     ________     ________     ________



   Total assets held for
     investment                            333,825      319,820       22,893       28,690      105,886       46,523      857,637

Receivables:
  Receivable from Hewlett-
    Packard Company                          3,423        6,819          612          666        2,376                    13,896
  Due from brokers for
    securities sold                          1,898                                                                         1,898
  Miscellaneous receivables                     74                                                                            74
  Fund transfer to be made                 (16,476)      10,622        1,301        1,084        3,469                         0
                                          ________     ________     ________     ________     ________     ________     ________


        Total assets                       322,744      337,261       24,806       30,440      111,731       46,523      873,505
                                          ________     ________     ________     ________     ________     ________     ________


Liabilities:

  Administrative expenses payable               36           45            5            9           56                       151
  Miscellaneous payables                       279                                                                           279
                                          ________     ________     ________     ________     ________     ________     ________


        Total liabilities                      315           45            5            9           56            0          430
                                          ________     ________     ________     ________     ________     ________     ________


           Net assets                     $322,429     $337,216     $ 24,801     $ 30,431     $111,675     $ 46,523     $873,075
                                          ========     ========     ========     ========     ========     ========     ========


  The accompanying notes are an integral part of these financial statements.

                                                       -5-




Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Fund Level Statement of Changes in Net Assets Available for Benefits
For the Year Ended July 31, 1993
(In thousands)


                                      Stock         Equity       Equity Index        Bond      Money Market     Loan      Total


Contributions:
  Employees                         $  3,787       $ 56,937          $ 8,579       $  7,955     $ 19,369      $   226  $   96,853
  Company                              1,118         18,117            2,399          2,128        5,721                   29,483
  Non-cash                            28,372                                                                               28,372

Investment income:
  Net appreciation in fair value
  of investments:
     Hewlett-Packard Company
     Common Stock                        102                                                                                  102
  Net investment gain from registered
  investment companies:
     Fidelity Magellan Fund                          79,232                                                                79,232
     Fidelity U.S. Equity Index
      Portfolio                                                        2,690                                                2,690
     Fidelity Intermediate Bond Fund                                                  3,947                                 3,947
  Loan interest income                 1,287          1,693              152            158          617                    3,907
  Interest income                         87                                                       3,906                    3,993
  Dividend income                      3,681                                                                                3,681
Transfer from Avantek, Inc.
  Profit-Sharing Investment Plan                      3,536                                       17,966                   21,502
                                    --------       --------          -------        -------     --------      -------  ----------

    Total additions                   38,434        159,515           13,820         14,188       47,579          226     273,762

Amounts paid to participants          13,337         19,378            1,664          2,563       11,939                   48,881
Loans deemed repaid due to
 termination                                                                                                    2,117       2,117
Administrative expenses                  147            202               28             49          248          226         900
                                    --------       --------          -------        -------     --------      -------  ----------

    Total deductions                  13,484         19,580            1,692          2,612       12,187        2,343      51,898
                                    --------       --------          -------        -------     --------      -------  ----------
Asset transfers between funds:
  Loans issued                        (8,899)       (16,046)          (1,945)        (2,800)     (12,038)      41,728           0
  Loans repayments                     9,011         12,923            1,164          1,264        4,685      (29,047)          0
  Amounts reallocated among funds    (34,022)        17,680            9,374          9,146       (2,178)                       0
                                    --------       --------          -------        -------     --------      -------  ----------

        Net (deductions)/additions    (8,960)       154,492           20,721         19,186       25,861       10,564     221,864

Net assets allocated to participants:

        Beginning of year            322,429        337,216           24,801         30,431      111,675       46,523     873,075
                                    --------       --------          -------        -------     --------      -------  ----------

        End of year                 $313,469       $491,708          $45,522        $49,617     $137,536      $57,087  $1,094,939
                                    ========       ========          =======        =======     ========      =======  ==========


  The accompanying notes are an integral part of these financial statements.

                                                       -6-




Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Fund Level Statement of Changes in Net Assets Available for Benefits
For the Year Ended July 31, 1992
(In thousands)


                                      Stock         Equity       Equity Index        Bond      Money Market     Loan       Total

Contributions:
  Employees                           $   7,853     $ 48,032     $ 4,291           $ 4,177     $ 18,050         $  215   $ 82,618
  Company                                 2,444       15,575       1,310             1,262        5,623                    26,214
  Non-cash                               22,195                                                                            22,195
Investment income:
  Net appreciation in fair value
  of investments:
     Hewlett-Packard Company
     Common Stock                        83,581                                                                            83,581
  Net investment gain from registered
  investment companies:
     Fidelity Magellan Fund                           34,964                                                               34,964
     Fidelity U.S. Equity Index
      Portfolio                                                     1,746                                                   1,746
     Fidelity Intermediate Bond Fund                                                 2,251                                  2,251
  Loan interest income                    1,195        1,569           92               98          619                     3,573
  Interest income                            92                                                   4,907                     4,999
  Dividend income                         2,845                                                                             2,845
                                      ---------     --------     --------          -------     --------       -------    --------


     Total additions                    120,205      100,140        7,439            7,788       29,199           215     264,986

Amounts paid to participants             23,413       28,522        1,137            2,082       15,202                    70,356
Loans deemed repaid due to termination                                                                          2,812       2,812
Administrative expenses                     184          164           14               26          215           215         818
                                      ---------     --------     --------          -------     --------       -------    --------


     Total deductions                    23,597       28,686        1,151            2,108       15,417         3,027      73,986

Asset transfers between funds:
  Loans issued                           (9,629)     (12,776)      (1,063)          (1,438)     (10,658)       35,564           0
  Loans repayments                        8,077       10,736          740              749        4,143       (24,445)          0
  Amounts reallocated among funds       (45,187)      17,578       18,836           25,440      (16,667)                        0
                                      ---------     --------     --------          -------     --------        -------    -------


        Net additions/(deductions)       49,869       86,992       24,801           30,431       (9,400)        8,307     191,000

Net assets allocated to participants:
        Beginning of year               272,560      250,224                                    121,075        38,216     682,075
                                      ---------     --------     --------          -------     --------       -------    --------


        End of year                   $322,429      $337,216     $ 24,801          $30,431     $111,675       $46,523    $873,075
                                      ========      ========     ========          =======     ========       =======    ========


  The accompanying notes are an integral part of these financial statements.

                                                       -7-



Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Notes to Financial Statements

1.  Plan Description

    The following brief description of the Hewlett-Packard Company (the Company) Tax Saving Capital Accumulation Plan (the Plan) is provided for general information purposes only and is effective as of July 31, 1993. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The purpose of the Plan is to provide a convenient way for eligible employees to share in the ownership, earnings and growth of the Company, thereby offering them an additional incentive to continue their careers with the Company. Additionally, the Plan provides eligible employees an opportunity to save for their retirement to supplement benefits provided under the Company's retirement programs and the Federal Social Security Act.

    The Plan is designed to qualify as a stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and to meet the requirements set forth in Section 401(k) of the Code. The Plan is also intended to qualify as an individual account plan which permits each participant to exercise control over certain assets of the Plan pursuant to Section 404(c) of the Employee Retirement Income Security Act (ERISA).

    Employees who are eligible to participate in the 401(k) program include those employees of the Company and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time employees by the Company one year after their original hire date. Participation in the 401(k) program is at the election of the employee. Mr. David Packard, who retired as Chairman of the Board effective November 1, 1993, was not eligible to participate in the Plan.

    Participating employees may have their salary deferred by the Company through payroll deductions and contributions made directly to their 401(k) account. The deferrals are funded by the Company at the end of each payroll period. In addition, the Company contributes to the employee's account one-third of the amount which has been deferred and contributed on behalf of the employee. The Company matching contribution is funded after the close of each fiscal quarter and includes interest earned on deferrals prior to investment in the participant's elected investment options. Employees are one hundred percent vested in the Plan.

    Employees can invest their account balance and/or future contributions in any combination of the five investment options. Participating employees can transfer their invested funds among the investment options and/or change the investment of their future contributions daily as desired. These transfers and changes can be made in whole percent increments.

    All contributions made under the Plan are paid to and invested by the trustee in one or more of five investment options. Contributions can be invested in short-term investments prior to the purchase of fund securities. Four of the investment options are mutual funds of Fidelity Investments, managed by the Fidelity Management and Research Company. The five investment funds are:

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Notes to Financial Statements

    Stock Fund -         A fund comprised primarily of Hewlett-Packard
                         Company common stock purchased on the open market or contributed by the Company. The fund also includes the Fidelity Institutional Cash Portfolio Money
                         Market and the Fidelity U.S. Government Reserves
                         Portfolio.

    Equity Fund -        A fund comprised of investments in the Fidelity
                         Magellan Fund. The fund manager makes investments primarily in common stock and securities convertible into common stock.

    Equity Index Fund -  A fund comprised of investments in the Fidelity
                         U.S. Equity Index Portfolio. The fund manager makes investments in equity securities and attempts to duplicate the composition and total returns of the Standard & Poor's Daily Stock Price Index of 500 Common Stocks.

    Bond Fund -          A fund comprised of investments in Fidelity
                         Intermediate Bond Fund. Investments are made in high and upper medium grade fixed income obligations, and may include U.S. government and agency securities, corporate bonds, bank obligations, and similar instruments.

    Money Market Fund -  A fund comprised of investments in Fidelity
                         Retirement Money Market Portfolio. Investments are made in high quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers, including short-term obligations of banks, governments and their agencies and corporations.

    Employees are permitted to borrow portions of their account balance. The loan amount and term are limited by the Code and ERISA. Funds for the loans are obtained by liquidating the investment in the employee's account. Principal and interest payments, representing repayments of loans taken by participants, are typically made through payroll deductions and are paid directly into the employee's account after the end of each semi-monthly payroll period. Loans may be repaid in full at any time following the issuance of the loan.

    The Plan also provides for hardship withdrawals subject to certain restrictions as outlined in the Plan document.

    Although the company has no present intention to terminate the Plan, the Plan provides that in the event of Plan termination, participants' interest accrued to the date of termination shall be nonforfeitable. Benefits shall continue to be distributed in accordance with the Plan. The trustee shall continue in its capacity until all assets of the Plan have been distributed to the participants. Benefits are payable in a lump sum. Certain participants from certain companies acquired by the Company may elect to take their benefits as an annuity.

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Notes to Financial Statements


    Fidelity Investments provides investment management, record keeping and trustee services for the Plan. The Company determines questions of eligibility for participation, interprets the Plan, communicates with participants and their beneficiaries and is otherwise generally responsible for Plan operations.


2.  Summary of Significant Accounting Policies

    The financial statements are prepared on the accrual basis of accounting with investments being carried at current market value, as quoted on the active market. Loans to participants are valued at their outstanding principal amount.

    Realized gains/losses on investments sold and the unrealized gains/losses on investments held during the year are determined on a revalued cost basis.

    All dividends and capital distributions received from the Fidelity Magellan Fund, Fidelity U.S. Equity Index Portfolio, and Fidelity Intermediate Bond Fund are reinvested, and are recognized as part of the net investment gains from registered investment companies.

    All direct administrative expenses are borne by the Plan as allowed by law.


3.  Contributions

    Employee and Company contributions are made in cash for all Funds except the Stock Fund. Contributions to the Stock Fund may be made in either cash or Hewlett-Packard Company common stock. Stock contributions attributable to employee deferrals totaled $21,279,000 in 1993 and $16,646,000 in 1992. Stock contributions attributable to Company contributions totaled $7,093,000 in 1993 and $5,549,000 in 1992. Contributions of Hewlett-Packard Company common stock are valued at their fair market value, as quoted on the active market, on the date of contribution.


4.  Investments

    For the years ended July 31, 1993 and 1992, the net appreciation in the fair market value of the Hewlett-Packard Company common stock held during the year comprised realized gains of $2,737,000 and $4,981,000, respectively, and unrealized losses of $2,635,000 and unrealized gains of $78,600,000, respectively.

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan
Notes to Financial Statements


5.  Taxes

    The Company has received a favorable determination letter from the Internal Revenue Service (IRS) as to the initial qualified status of the Plan. Additionally, the Company has received a favorable determination letter as to the amendments adopted relating to the Retirement Equity and Deficit Reduction Acts of 1984 and to the Tax Equity and Fiscal Responsibility Act of 1982. The Company has not yet requested but intends to request a determination letter from the IRS for the subsequent amendments adopted.

    The Company's management is of the opinion that the Plan and the trust which forms a part of the Plan have been maintained in accordance with
    Section 401(a) of the Internal Revenue Code, and, therefore, it is believed that the Plan continues to be qualified. Accordingly, no provision for federal or state income tax has been provided.

    Deferrals made on behalf of the employees and the Company's matching contributions are not subject to federal income taxes until such time as the employees' funds are withdrawn from the Plan. At withdrawal, the employees' funds may qualify for special tax treatment. Pursuant to the Unemployment Compensation amendments of 1992, effective January 1, 1993, all "eligible rollover distributions" which are not paid out in the form of a direct rollover to an IRA or another qualified plan are subject to a mandatory 20% federal income tax withholding. Loans taken by employees against their 401(k) account are not subject to federal income taxes if they are repaid within five years. However, if the employee terminates with an outstanding loan, the employee will be subject to taxation on the entire amount of the loan.


6.  Transfer of Plan Assets

    The Company acquired Avantek, Inc. (Avantek) on November 4, 1991 via a cash acquisition. At the time of purchase, Avantek maintained the Avantek, Inc. Profit-Sharing Investment Plan, a defined contribution plan that provided retirement benefits for eligible employees. The profit-sharing and after-tax participant accounts in the Avantek, Inc. Profit-Sharing Investment Plan were transferred to a new plan, The Profit-Sharing Plan of Avantek, Inc. on July 1, 1992. The remaining pre-tax participant accounts in the Avantek, Inc. Profit-Sharing Investment Plan were transferred to the Plan on October 1, 1992. The Avantek, Inc. Profit-Sharing Investment Plan was subsequently terminated. The plan termination was done pursuant to a favorable Internal Revenue Service determination letter.


Hewlett-Packard Company                                                                                              (Form 5500)

Tax Saving Capital Accumulation Plan (Plan 004)
Employer Identification Number 94-1081436                                                        (Item 27a - Schedule of Assets
Schedule I - Assets Held for Investment at                                                         Held for Investment Purposes)
July 31, 1993
(In thousands except number of shares/loans)


                                                                                        Number of      Historical       Current
Issuer                                              Description                        Shares/Loans      Cost            Value





Hewlett-Packard Company                   Common Stock, $1.00 par value                4,173,945       $  209,316        $  300,524

Fidelity Investments
Fidelity Magellan Fund                    Equity Mutual Fund, no par value             6,682,851          445,231           471,609

Fidelity Investments
Fidelity U.S. Equity Index Portfolio      Equity Mutual Fund, no par value             2,552,144           40,530            42,800

Fidelity Investments
Fidelity Intermediate Bond Fund           Fixed Income Mutual Fund, no par value       4,369,085           45,888            47,274

Fidelity Investments
Fidelity Retirement Money
Market Portfolio                          Money Market Fund, $1.00 par value         131,780,387          131,780           131,780

Fidelity Investments
Fidelity Institutional Cash Portfolio
Money Market                              Money Market Fund, $1.00 par value          23,872,972           23,873            23,873

Fidelity Investments
Fidelity U.S. Government Reserves
Portfolio                                 Money Market Fund, $1.00 par value           4,008,428            4,008             4,008

Participant Loans                         Loans issued for terms of 1 - 4 years, with
                                          6.5% interest during the 1993 Plan year         14,780                             57,087
                                                                                                                         ----------


                                          Total assets held for investment                                               $1,078,955
                                                                                                                         ==========

                                                       -12-





Hewlett-Packard Company

Tax Saving Capital Accumulation Plan (Plan 004)
Employer Identification Number 94-1081436                                                                                 Form 5500
Schedule II - Transactions Occurring During the Year Ended July 31, 1993                                    (Item 27d - Schedule of
Which Were in Excess of 5% of the Current Value of Plan Assets                                             Reportable Transactions)
as of the Beginning of the Year (August 1, 1992)
Series of Transactions in the Same Security
(In thousands, except number of transactions)


                                                                     Number                     Proceeds      Cost of        Net
Identity of Party Involved                                             of                         from        Assets     Realized
Description of Asset                                              Transactions     Purchases     Sales       Disposed   Gain/(Loss)



Fidelity U.S. Government Reserves Portfolio
Money Market Fund                                                         258    $   73,156   $   70,022    $   70,022   $        -

Fidelity Retirement Money Market Portfolio
Money Market Fund                                                         257       117,839       91,945        91,945            -

Fidelity Intermediate Bond Fund
Fixed Income Mutual Fund                                                  257        39,431       21,678        21,437          (14)

Fidelity Magellan Fund
Equity Mutual Fund                                                        252       201,950       81,492        81,473          818

Hewlett-Packard Company
Common Stock                                                              110        57,571       68,599        44,058        2,737


Note:  Cost of assets disposed is stated at historical cost.  Net realized gain/(loss) is calculated as described in Note 2 to the financial statements.  The normal expenses associated with asset purchases and sales are built into the cost records and therefore are not shown separately here.  Additionally, the number of transactions for the Fidelity funds represent record keeping transaction activity, not the gross numbers of purchases and sales.

                                                       -13-
